02055912

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No.: 82-5091

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSX: AOU**
CUSIP #040103103

May 24, 2002

NOV 04

AGM HELD

Argent Resources Ltd. ("Argent") is pleased to announce that at its Annual General Meeting ("AGM") on May 22, 2002, all agenda items as outlined in its circular were approved and all current company directors were re-re-elected. Included in these items were approvals, at the discretion of the directors, to effect a name change and share consolidation of up to three old shares for one new share, and to issue shares for debt that could result in a change in control. No decision, however, has been made at the present time to proceed with these measures.

Argent Resources Ltd.
On behalf of the Board

Bernard Dewonck
Director

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

The TSX Venture Exchange has not reviewed and does not accept responsibilty for the adequacy or accuracy of this news release.

dlw 11/14

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSX: AOU**
CUSIP #040103103

June 27, 2002

COMPANY UPDATE

Argent Resources Ltd. ("Argent") has, by order of the TSX Venture Exchange ("TSX") as indicated in its Bulletin dated June 26, 2002, been suspended from trading until further notice. This suspension results from Argent terminating its proposed Change of Business as mentioned in its news release dated April 25, 2002, not maintaining Tier 2 maintenance requirements and having been designated an inactive Issuer for more than 18 months. This action was anticipated as management had requested clarification and direction from the TSX Company Compliance Department in order to proceed as expeditiously as possible toward resumption in trading of Argent's securities.

Management is already in the process of addressing the major issue of meeting Tier 2 maintenance requirements as a mining Issuer, which will include among other requirements, the acquisition of a property of merit which has at least $50,000 spent on exploration or development in the previous 12 months, and having adequate working capital and financial resources to maintain operations and cover general and administrative expenses for six months, with at least $50,000. The acquisition of the property of merit will also require a technical report prepared in accordance with National Instrument 43-101. Satisfaction of these requirements will be an integral part of Argent's plan for reactivation to be submitted to the TSX.

Management is confident that the trading suspension will be limited in duration and is anxious to proceed as expeditiously as possible in reactivating the Company.

Argent Resources Ltd.
On behalf of the Board

Bernard Dewonck
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Note: This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by AOU with the TSX, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in financial results, dependence on new product development, rapid technological and market change, failure to complete the manufacture of network equipment on schedule and on budget, financial risk management and future growth subject to risks, and adverse changes in the regulatory or legislative environment. AOU undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSX: AOU**
CUSIP #040103103

July 18, 2002

Argent to Option Iron Lake Copper-Gold-Palladium Property

Argent Resources Ltd. ("Argent") has signed a letter agreement (the "Letter Agreement") with Eastfield Resources Ltd. ("Eastfield"), whereby, subject to regulatory approval, Eastfield has granted Argent an option to earn up to a 70% interest in the 92-unit (5600 acre) Iron Lake property located in the Cariboo region of B.C. The property is located 40 kilometres northeast of 100 Mile House, B.C. and is bisected by recently constructed logging roads. A major regional aeromagnetic high is centred on the property, which is largely till-covered.

The Iron Lake copper gold palladium property represents a significant exploration target. Its host intrusive complex is comparable in terms of size, magmatic phases present and strong palladium and platinum soil anomalies to North American Palladium Ltd.'s Lac des Isles deposit in Ontario. Similarities to other deposits and deposit types have been noted.

Initial work will include detailed air-photo analysis to determine more precisely the direction of glacial ice movement and therefore the source of existing soil anomalies. Additional soil geochemistry to the east of previous sampling is required, to be followed by reconnaissance Induced Polarization surveys along existing roads and trenching of anomalies prior to drilling.

An unpublished summary report prepared for Eastfield by J. W. Morton, P. Geo., President of Eastfield, describes exploration completed by Pickands Mather and Company in the early 1970's, and in the late 1980's to 1992 on behalf of various parties under the direct supervision of Mr. Morton. Collectively this work established that the magnetic anomaly is caused by a zoned mafic intrusive several kilometres in diameter. Initial exploration in the 1970's, designed to assess the porphyry copper potential of the aeromagnetic anomaly, included several wide-spaced drill holes. These holes were subsequently resampled in the early 1990's and shown to contain elevated levels of platinum, palladium and cobalt. A soil survey completed on a portion of the property in 1990 outlined several significant platinum and palladium soil anomalies (peak values to 392 ppb Pd and 260 ppb Pt). Outcrops of altered pegmatite exposed by road construction returned up to 933 ppb platinum and 258 ppb palladium.

Eastfield acquired the property in its present configuration in 2000. In 2001 prospecting by Mr. Morton in the centre of the platinum soil anomaly resulted in the discovery of several angular mineralised boulders in the glacial till. The mineralised boulders, which can best be described as olivine-pyroxenite, routinely grade 0.50 to 0.75% copper, 0.40 to 0.75 g/t gold and 0.30 to 0.60 g/t platinum group metals.

Subject to regulatory approval, under the terms of the Letter Agreement Argent may earn a 55% interest in the Iron Lake property by making staged share issuances totalling 360,000 common shares, option payments totalling $100,000, and completing exploration work totalling $1,000,000 over a five-year term. Argent can earn an additional 15% by spending an additional $1,000,000 within the five-year term of the agreement. An initial 60,000-share issuance is due upon execution of a formal agreement and its

acceptance by the TSX Venture Exchange. A first-year minimum exploration expenditure of $50,000 is required.

The acquisition of an option on the Iron Lake property is one of several measures undertaken by Argent to satisfy TSX Venture Exchange Tier 2 Tier Maintenance Requirements and to reactivate the Company. An independent geologist will be retained by Argent to prepare a report on the Iron Lake property suitable for submission to the TSX.

Argent is pleased to announce that it has negotiated a convertible loan for $150,000 from Capital Associates Investment Partners Limited. The loan has a term of one year with a rate of interest of 12% interest per annum, compounded annually with principal and interest payable on maturity. The loan principal, and interest with Argent's permission, is convertible into common stock of Argent based on the share price averaged over a 10 day period following resumption of trading of Argent's stock, at the maximum allowable discount from market price, and will be subject to shareholder approval if conversion will result in a change in control. The funds from this loan are intended to be used for exploration expenses on the Iron Lake property and for working capital. This loan arrangement is subject to regulatory approval.

Information requested by the TSX regarding the plan for reactivation has been forwarded to them in preparation for the TSX to allow trading to resume.

On behalf of the Board

Bernard Dewonck
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Note: This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by AOU with the TSX, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in financial results, dependence on new product development, rapid technological and market change, failure to complete the manufacture of network equipment on schedule and on budget, financial risk management and future growth subject to risks, and adverse changes in the regulatory or legislative environment. AOU undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSXV: AOU**
CUSIP #040103103

October 1, 2002

Argent Announces Debt Settlement Agreements

Argent Resources Ltd. ("Argent") has reached agreements with certain of its creditors for them to accept shares for debt totalling $796,635.07. While some of these creditors will receive shares at a deemed price of $0.19/share, others will receive shares at a price based on the allowable discount from the trading average over the 10 days immediately following reinstatement of Argent's shares for trading, and only that number of shares which does not place the creditor in a control position according to the TSX Venture Exchange (the "TSX") policies. The TSX will issue a bulletin with respect to the date that trading in Argent's shares will resume.

Once the number of shares to be issued to all creditors concerned has been determined, Argent will issue a news release summarizing these issuances. At this point it is anticipated that the TSX will reinstate Argent as an active listing once the number of shares to be issued to the creditors has been determined.

On behalf of the Board

Bernard Dewonck
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Schedule A

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.		02	05	31	02	07	09
ISSUER ADDRESS							
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604							
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.		ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6B 4N9	604-687-4670		604-681-0405		
CONTACT PERSON		CONTACT'S POSITION			CONTACT TELEPHONE NO.		
GARY SCHELLENBERG		DIRECTOR			604-681-0405		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS					
gschel@netrover.com		www.argentresources.com					

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GARY SCHELLENBERG"	GARY SCHELLENBERG	02	07	23
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"BERNARD DEWONCK"	BERNARD DEWONCK	01	07	23

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

MAY 31, 2002

(PREPARED BY MANAGEMENT)

ARGENT RESOURCES LTD.
BALANCE SHEET
(Prepared by Management)
AS AT MAY 31, 2002and NOVEMBER 30, 2001

	May 2002	Nov 2001
ASSETS		
Current		
Cash	$ 1,148	$ 6,724
Receivables	52,710	53,972
	53,858	60,696
Capital assets	1,493	1,829
Long-Term Investment	315,000	315,000
	$ 370,351	$ 377,525
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 187,497	$ 138,525
Notes & loans payable	666,044	653,147
	853,541	791,672
Shareholders' equity		
Capital stock	5,892,257	5,892,257
Deficit	(6,375,447)	(6,306,404)
	(483,190)	(414,147)
	$ 370,351	$ 377,525

On behalf of the Board:

"Gary Schellenberg" Director "Bernard Dewonck" Director

ARGENT RESOURCES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by Management)
FOR THE THREE AND SIX MONTH PERIODS ENDED MAY 31, 2002 AND 2001

	Three months ended 31 May		Six months ended 31 May	
	2002	2001	2002	2001
EXPENSES				
Administration fees	$ 3,000	$ 3,000	$ 6,000	$ 6,000
Amortization	167	210	335	421
Consulting fees	6,121	4,500	10,621	9,000
Interest and bank charges	1,175	80	3,239	142
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	4,679	8,365	9,177	14,252
Professional fees	250	32,147	3,253	32,804
Rent	7,500	4,500	15,000	12,000
Shareholder communications	280	944	648	7,337
Transfer agent and filing fees	3,274	3,323	5,776	5,649
	(33,946)	(64,569)	(69,049)	(102,605)
Interest income	1	61	6	281
Public offering costs	-	(2,800)	-	(25,771)
Loss for the period	(33,945)	(67,308)	(69,043)	(128,095)
Deficit, beginning of period	(6,341,502)	(5,953,074)	(6,306,404)	(5,892,287)
Deficit, end of period	(6,375,447)	(6,020,382)	$(6,375,447)	$ (6,020,382)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

ARGENT RESOURCES LTD.
STATEMENT OF CASH FLOWS
(Prepared by Management)
FOR THE THREE AND SIX MONTH PERIODS ENDED MAY 31, 2002 AND 2001

	Three months ended May 31		Six months ended May 31	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (33,945)	$ (67,308)	$ (69,043)	$ (128,095)
Items not affecting cash				
Amortization	167	210	335	421
Changes in non-cash working capital items				
(Increase) decrease in receivables	(497)	(261)	1,262	(2,354)
(Increase) decrease in prepaid expenses	-	-	-	(4,200)
Increase (decrease) in accounts payable and accrued liabilities	22,411	48,730	48,973	53,622
Cash used in operating activities	(11,864)	(18,629)	(18,473)	(80,606)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash used in investing activities	-	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	-	-	-	106,400
Loan proceeds	12,045	-	12,897	-
Cash provided by financing activities	12,045	-	12,897	106,400
Change in cash position during the period	181	(18,629)	(5,576)	35,794
Cash position, beginning of period	967	63,114	6,724	18,691
Cash position, end of period	$ 1,148	$ 44,485	$ 1,148	$ 44,485

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and was previously in the business of exploration and development of mineral properties. During the prior year, the Company attempted to acquire software development, training and consulting companies and two private oil and gas companies. Both negotiations have been terminated and the company is currently seeking assets of merit.

3. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	2002	2001
Administration fees	$ 6,000	$ 6,000
Management fees	15,000	15,000
Consulting Fees	9,000	9,000
Rent	15,000	12,000

4. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied on a retroactive basis and has no impact on the amounts presented.

5. NOTES & LOANS PAYABLE

Note payable, bears interest of 9% per annum, is unsecured and was due on August 30, 1999. The Company is currently negotiating new repayment terms with the lender.	$ 342,132
Note payable, bears interest at 1% per month, is unsecured and due on demand.	200,000
Note payable, bears interest at 1% per month, secured by a general security agreement and due on July 31, 2002.	35,000
Loan from a Director	12,045
	589,147
Accrued interest	76,867
	$ 666,044

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedules B & C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.		02	05	31	02	07	09

ISSUER ADDRESS			
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604			
CITY/ PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG	DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
gschel@netrover.com	www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GARY SCHELLENBERG"	GARY SCHELLENBERG	02	07	23
"BERNARD DEWONCK"	BERNARD DEWONCK	02	07	23

ARGENT RESOURCES LTD.
May 31, 2002

SCHEDULE B - SUPPLEMENTARY INFORMATION

Section 1

Analysis of expenses and deferred costs
Breakdown of expenditures by major category:
See Schedule A Financial Statements

Section 2

Related party transactions
Management and administrative fees totalling $21,000 were paid or accrued to a company controlled by a director.
Rent totalling $15,000 was paid or accrued to a company having common directors.
Consulting fees totalling $9,000 were paid or accrued to a director.

Section 3

Summary of securities issued and options granted during the period

a) Securities issued during the period:
There were no securities issued during the period.

b) Options granted during the period:
None

Section 4

Summary of securities as at the end of the period

a) Authorized and issued share capital:
100,000,000 Common shares without par value

b) Issued and Fully Paid

	No. of Shares	Amount
Balance, November 30, 2001 and May 31, 2002	6,259,760	$ 5,892,257

c) There are no warrants outstanding.
There are no options outstanding.

d) There are no shares in escrow or subject to a pooling agreement.

Section 5

List of directors and officers
Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Lando – Director
Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

A) DESCRIPTION OF BUSINESS

Argent Resources Ltd. is an inactive company currently seeking asset acquisitions in order to reactivate the company.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations is no longer a resource company and must go through a change in business. Until such time as the Issuer completes a transaction that either constitutes a change of business or establishes it once again as a resource issuer, trading in the issuer's shares will remain halted.

B) DISCUSSION OF OPERATIONS

The issuer's principal asset consists of its share holdings in Secureview Systems Inc.

The company is currently investigating several opportunities in the resource sector suitable to reactivate the company as a resources issuer.

The Issuer's management received shareholder approval at the May 22, 2002 Annual General Meeting for a possible share consolidation as well as a possible change of control in the event that post consolidation shares are issued for debt. These measures may or may not be implemented but are deemed necessary options to have available to the Issuer's management to attract new project and investment opportunities.

C) DISCUSSION OF FINANCIAL OPERATIONS

I) Deferred Exploration Expenditures

The Issuer had no deferred exploration expenditures in this quarter.

II) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the quarter ended May 31, 2002, the Issuer has posted a loss of $33,945; for the quarter ended May 31, 2001, the loss was $67,308.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 6,259,760 shares outstanding on a fully diluted basis.

III) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by Director Gary Schellenberg and 50% by Heather Schellenberg. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. $10,500 was paid or accrued this quarter to 519820 B.C. Ltd. Consulting fees totalling $4,500 were paid or accrued this quarter to Bernard Dewonck, a Director.

IV) Investor relations

Investor relations activities continued during the year to a limited extent, consisting primarily of responses by management to inquiries received. The Issuer has no investor relations contracts in place.

V) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

VI) Transactions Requiring Regulatory Approval

The assignment to Secureview Systems Inc. of the Issuer's rights to the Reverse Take Over of Lute Linux.com Corp. is subject to TSX approval.

D) SUBSEQUENT EVENTS

On June 26, 2002 Argent was suspended from trading by order of the TSX Venture Exchange as a result of the company terminating its proposed Change of Business as mentioned in its news release dated April 25, 2002, not maintaining Tier 2 maintenance requirements and having been designated an Inactive Issuer for more than 18 months. This action was anticipated by management as it had requested direction from the TSX Compliance Department to expedite the resumption of trading of Argent's securities. The company is required to acquire a property of merit in order to reactivate as a resource issuer and must have working capital to maintain operations for six months.

Argent has signed a letter agreement with Eastfield Resources Ltd. shereby Argent has an option to earn up to a 70% interest in the 92 unit Iron Lake copper-gold-palladium property located in the Cariboo region of BC. Subject to regulatory approval, Argent may earn a 55% interest in the Iron Lake property by making staged share issuances totaling 360,000 common shares, option payments totaling $100,000 and completing exploration work totaling $1,000,000 within the five-year term of the agreement.

The company has negotiated a $150,000 convertible loan from Capital Associates Investment Partners Limited to be used for exploration on the Iron Lake property and working capital. The loan has a term of one year at a 12% interest rate per annum and interest and principal may be converted into common shares of Argent with Argent's permission. This loan is subject to regulatory approval.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. : 82-5091

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Schedule A

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.	02	08	31	02	10	16

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6B 4N9	ISSUER FAX NO. 604-687-4670	ISSUER TELEPHONE NO. 604-681-0405
CONTACT PERSON GARY SCHELLENBERG		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-681-0405
CONTACT EMAIL ADDRESS gschel@netrover.com		WEB SITE ADDRESS www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	10	22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	BERNARD DEWONCK	02	10	22

FIN51-901F Rev.2000/12/19

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

AUGUST 31, 2002

(PREPARED BY MANAGEMENT)

ARGENT RESOURCES LTD.
BALANCE SHEET
(Prepared by Management)
AS AT AUGUST 31, 2002 and NOVEMBER 30, 2001

	August 2002	Nov 2001
ASSETS		
Current		
Cash	$ 143,718	$ 6,724
Receivables	51,025	53,972
	194,743	60,696
Mineral Properties	4,210	
Capital assets	1,326	1,829
Long-Term Investment	315,000	315,000
	$ 515,279	$ 377,525
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 194,966	$ 138,525
Notes & loans payable	832,974	653,147
	1,027,940	791,672
Shareholders' equity		
Capital stock	5,892,257	5,892,257
Deficit	(6,404,918)	(6,306,404)
	(512,661)	(414,147)
	$ 515,279	$ 377,525

On behalf of the Board:



Director



Director

ARGENT RESOURCES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by Management)
FOR THE THREE AND NINE MONTH PERIODS ENDED AUGUST 31, 2002 AND 2001

	Three months ended 31 Aug		Nine months ended 31 Aug	
	2002	2001	2002	2001
EXPENSES				
Administration fees	$ 0	$ 3,000	$ 6,000	$ 9,000
Amortization	168	210	503	631
Consulting fees	0	9,000	10,621	18,000
Interest and bank charges	18,450	61	21,689	203
Management fees	0	7,500	15,000	22,500
Office and miscellaneous	580	5,629	9,753	19,881
Professional fees	8,742	7,080	11,994	39,884
Rent	0	5,500	15,000	17,500
Shareholder communications	180	725	828	8,062
Transfer agent and filing fees	1,559	1,781	7,335	7,430
	(29,679)	(40,486)	(98,723)	(143,091)
Interest income	208	25	209	306
Public offering costs	-	-	-	(25,771)
Loss for the period	(29,471)	(40,461)	(98,514)	(168,556)
Deficit, beginning of period	(6,375,447)	(6,020,382)	(6,306,404)	(5,892,287)
Deficit, end of period	(6,404,918)	(6,060,843)	$(6,404,918)	$ (6,060,843)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)

ARGENT RESOURCES LTD.
STATEMENT OF CASH FLOWS
(Prepared by Management)
FOR THE THREE AND NINE MONTH PERIODS ENDED AUGUST 31, 2002 AND 2001

	Three months ended 31 Aug		Nine months ended 31 Aug	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (29,471)	$ (40,461)	$ (98,514)	$ (168,556)
Items not affecting cash				
Amortization	168	210	503	631
Interest accrued on loan payable	16,929	-	17,780	-
Changes in non-cash working capital items				
(Increase) decrease in receivables	1,685	2,691	2,948	337
(Increase) decrease in prepaid expenses	-	4,200	-	-
Increase (decrease) in accounts payable and accrued liabilities	7,469	19,589	56,442	73,211
Cash used in operating activities	(3,220)	(13,771)	(20,841)	(94,377)
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral properties	(4,210)	-	(4,210)	-
Cash used in investing activities	(4,210)	-	(4,210)	-
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	-	-	-	106,400
Loan proceeds	150,000	-	162,045	-
Cash provided by financing activities	150,000	-	162,045	106,400
Change in cash position during the period	142,570	(13,771)	136,994	12,023
Cash position, beginning of period	1,148	44,485	6,724	18,691
Cash position, end of period	$ 143,718	$ 30,714	$ 143,718	$ 30,714

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia. During the prior year, the Company attempted to acquire software development, training and consulting companies and two private oil and gas companies. Both negotiations have been terminated and the Company has entered into a formal agreement to acquire an interest in a mineral property in British Columbia

3. MINERAL PROPERTIES

Mineral property acquisition costs at August 31, 2002 relate to the following properties:

Iron Lake Property (British Columbia)	$	0

4. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the period ended August 31, 2002 were incurred on a property in British Columbia as follows:

		Canada
Assaying	$	-
Field personnel		-
Consulting		4,210
Miscellaneous		-
Net deferred costs for the period		4,210
Balance, beginning of period		0
Balance, end of period	$	4,210

5. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	2002	2001
Administration fees	$ 6,000	$ 9,000
Management fees	15,000	22,500
Consulting Fees	9,000	18,000
Rent	15,000	17,500

6. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied on a retroactive basis and has no impact on the amounts presented.

7. NOTES & LOANS PAYABLE

Note payable, bears interest of 9% per annum, is unsecured and was due on August 30, 1999. The Company is currently negotiating new repayment terms with the lender.	$ 342,132
Note payable, bears interest at 1% per month, is unsecured and due on demand.	200,000
Note payable, bears interest at 1% per month, secured by a general security agreement and due on October 31, 2002.	35,000
Loan from a Director	12,045
Note payable, bears interest at 1% per month, is unsecured and due on December 31, 2003	150,000
	739,147
Accrued interest	93,827
	$ 832,974

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Schedules B & C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
ARGENT RESOURCES LTD.	02 08 31	02 10 16

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@netrover.com		www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	GARY SCHELLENBERG	02 10 22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	BERNARD DEWONCK	02 10 22

ARGENT RESOURCES LTD.
August 31, 2002

SCHEDULE B - SUPPLEMENTARY INFORMATION

Section 1

Analysis of expenses and deferred costs
Breakdown of expenditures by major category:
See Schedule A Financial Statements

Section 2

Related party transactions
Management and administrative fees totalling $21,000 were paid or accrued to a company controlled by a director.
Rent totalling $15,000 was paid or accrued to a company having common directors.
Consulting fees totalling $9,000 were paid or accrued to a director.

Section 3

Summary of securities issued and options granted during the period

a) Securities issued during the period:
There were no securities issued during the period.

b) Options granted during the period:
None

Section 4

Summary of securities as at the end of the period

a) Authorized and issued share capital:
100,000,000 Common shares without par value

b) Issued and Fully Paid

	No. of Shares	Amount
Balance, November 30, 2001 and August 31, 2002	6,259,760	$ 5,892,257

c) There are no warrants outstanding.
There are no options outstanding.

d) There are no shares in escrow or subject to a pooling agreement.

Section 5

List of directors and officers

Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Lando – Director
Don Penner – Director
Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

A) DESCRIPTION OF BUSINESS

Argent Resources Ltd. is currently an inactive company classified as a resource issuer but is taking steps to become reactivated, including the acquisition of a mineral property of merit.

Prior to the acquisition of the mineral property, the Issuer's principal asset consisted of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations was no longer a resource company and had to go through a change in business. Until such time as the Issuer completed a transaction that either constituted a change of business or established it once again as a resource issuer, trading in the issuer's shares was to remain halted.

B) DISCUSSION OF OPERATIONS

On June 26, 2002 Argent was suspended from trading by order of the TSX Venture Exchange as a result of the company terminating its proposed Change of Business as mentioned in its news release dated April 25, 2002, not maintaining Tier 2 maintenance requirements and having been designated an Inactive Issuer for more than 18 months. This action was anticipated by management as it had requested direction from the TSX Compliance Department to expedite the resumption of trading of Argent's securities. The company was required to acquire a property of merit in order to reactivate as a resource issuer and must have working capital to maintain operations for six months.

Argent has signed a formal agreement with Eastfield Resources Ltd. whereby Argent has an option to earn up to a 70% interest in the 92 unit Iron Lake copper-gold-palladium property located in the Cariboo region of BC. Argent may earn a 55% interest in the Iron Lake property by making staged share issuances totalling 300,000 common shares, option payments totalling $100,000 and completing exploration work totalling $1,000,000 within the five-year term of the agreement.

The company has negotiated a $150,000 loan from 515175 B.C. Ltd. DBA Capital Associates to be used for exploration on the Iron Lake property and working capital. The loan has a term of one year at a 12% interest rate per annum.

C) DISCUSSION OF FINANCIAL OPERATIONS

I) <u>Deferred Exploration Expenditures</u>

The Issuer had deferred exploration expenditures in this quarter of $4,210 for consulting on the Iron Lake Property.

II) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the quarter ended August 31, 2002, the Issuer has posted a loss of $29,471; for the quarter ended August 31, 2001, the loss was $40, 461.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 6,259,760 shares outstanding on a fully diluted basis.

III) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by Director Gary Schellenberg and 50% by Heather Schellenberg. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. No fees were accrued or paid this quarter.

IV) Investor relations

Investor relations activities continued during the year to a limited extent, consisting primarily of responses by management to inquiries received. The Issuer has no investor relations contracts in place.

V) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

VI) Transactions Requiring Regulatory Approval

The Issuer's formal agreement with Eastfield Resources Ltd. and the convertible loan from Capital Associates Investment Partners Limited are both subject to regulatory approval.

D) SUBSEQUENT EVENTS

The TSX Venture Exchange (the "TSX") has approved the formal agreement with Eastfield Resources Ltd. regarding the Iron Lake mineral property, the independent geological report on the property, and the loan from Capital Associates, all an integral part of the Issuer's reactivation plan. In addition, the TSX has approved transactions whereby the Issuer has arranged to divest itself of its holdings in Secureview Systems Inc., thereby eliminating these as its principal asset necessitating a change of business.

The Issuer has also submitted as part of its reactivation plan a debt settlement plan to the [illegible] involving both cash settlements to certain creditors and shares for debt to others, which has been approved. As a result trading in the Issuer's shares on the TSX resumed on October 3, 2002. The specific and therefore total share issuances have yet to be finalized, as some are to be established on the basis of the 10 day trading average from October 3, 2002.